October 19, 2023

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone

Re:	SharpLink Gaming, Inc. Registration Statement on Form S-4 File No. 333-272655

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-272655) initially filed by SharpLink Gaming, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 15, 2023, as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on October 23, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Loeb & Loeb LLP, by calling Tahra Wright at (212) 407-4000.

Very truly yours,

SharpLink Gaming, Inc.

By:	/s/ Rob Phythian
Name:	Rob Phythian
Title:	Chief Executive Officer
(Principal executive officer)

cc:	Tahra Wright, Loeb & Loeb LLP